

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 24, 2009

<u>Via Facsimile (312) 840-8711 and U.S. Mail</u>
Thomas A. Monson, Esq.
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Ill 60611

> **Re:** **RCN Corporation**
> **Schedule TO-I**
> **Filed July 19, 2009**
> **Schedule TO-I/A**
> **Filed July 23, 2009**
> **File No. 5-51715**

Dear Mr. Monson:

We have limited our review of the filings above to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit (A)(1)(A): Offer to Exchange

Risks of Participating in the Exchange Program, page 9

1.   Your disclosure references the Private Securities Litigation Reform Act of 1995. Please revise to clarify that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Proper Tender of Eligible Stock Options, page 20

2.   Please advise us of whether you disseminated the offer via e-mail only. If so, please explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the option holders, the manner in which they typically receive company communications, whether eligible option holders are currently on leave, and your compliance with relevant staff interpretative positions regarding proper electronic delivery.

3.   You disclose that the only means to tender is electronically by means of the Option Exchange Program Website. Further, you disclose that you will not accept tenders submitted via means other than the web site, including tenders directly delivered to RCN. Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable. Your response should also address the consideration you have given to accommodating eligible optionholders who may not have computer access or who may experience difficulties (technical or otherwise) in accessing the Option Exchange Program Website.

Withdrawal Rights, page 22

4.   You disclose that withdrawals may only be submitted through the Option Exchange Program Website and advise that any other means of submission of a withdrawal, including delivery directly to RCN, will not be accepted. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

Section 7. Conditions of the Exchange Offer, page 23

5.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. The statement that the Board reserves the right "in its sole discretion to amend, withdraw, or terminate…" the offer sets forth no conditions and precludes objective verification of the viability of the offer. Please revise your disclosure to set forth the conditions to the offer.

6.   Further to our previous comment. Please confirm your understanding and include revised disclosure specifying that any conditions to the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Section 10. Information Concerning RCN; Financial Information, page 32

Financial Information, page 33

7.   Please include all the information required by Item 1010(c) of Regulation M-A.   For example, revise to include disclosure of the ratio of earnings to fixed charges, book value per share, and if material, pro forma financial information for the relevant periods required.

8.   Please be attentive to the need to update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A. We refer you to Rule 13e-4(c) (3). Please confirm that you will amend the Schedule TO to include the revised financial information.

*   *   *

        Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions